UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated May 30, 2017.

NORTEL INVERSORA S.A.

Members of the Board of Directors, Supervisory Committee, Audit Committee and External Auditors (Fiscal Year 2017)

Resolutions passed by the Ordinary and Extraordinary General Stockholders’ Meeting called to be held on May 22, 2017 and which shall be reopened on May 30, 2017, by the Annual Ordinary and Extraordinary General Stockholders’ Meeting held on April 27, 2017, by the Board of Directors’ meeting held on May 30, 2017 and by the Board of Directors, the Supervisory Committee and the Audit Committee’s meetings held on April 27, 2017, in connection with the members of the Board of Directors, the Supervisory Committee, the Audit Committee and External Auditors of Nortel Inversora S.A.

BOARD OF DIRECTORS: President: Baruki Luis Alberto González. Vice-President: Saturnino Jorge Funes. Directors: José Luis Galimberti, Julio Pedro Naveyra, José Carlos Cura and Patricio Gómez Sabaini. Alternate Directors: Javier Errecondo, Christian Whamond and Ignacio Villarroel (alternates for any of Messrs. Baruki Luis Alberto González, Saturnino Jorge Funes and José Luis Galimberti), and Juan Ignacio Cosentino (alternate for Mr. Patricio Gómez Sabaini). The members of the Board of Directors shall serve until the stockholders’ meeting in which the financial documents for fiscal year 2019 will be considered.

SUPERVISORY COMMITTEE: Regular Members: Pablo Andrés Buey Fernández (President), Diego Emilio Rangugni and Ximena Digon. Alternate Members: Javier Alegría, Juan Facundo Genis and Ximena Noguerol (alternates for any of Messrs. Diego Emilio Rangugni and Pablo Andrés Buey Fernández, and Mrs. María Ximena Digon). The members of the Supervisory Committee shall serve until the stockholders’ meeting in which the financial documents for fiscal year 2017 will be considered.

AUDIT COMMITTEE: José Carlos Cura, Patricio Gómez Sabaini and Julio Pedro Naveyra (“financial expert” of the Audit Committee). All of them have expertise and experience in business and/or financial and/or accounting matters, as required by Section 15, Part V, Chapter III, Title II, of the CNV Rules (N.T. 2013). The members of the Audit Committee shall serve until the stockholders’ meeting in which the financial documents for fiscal year 2017 will be considered.

EXTERNAL AUDITORS FOR FISCAL YEAR 2017: Price Waterhouse & Co. S.R.L. Regular Certifying Accountant: Marcelo Pfaff. Alternate Certifying Accountants: Walter Zablocky.

/s/ María Blanco Salgado

María Blanco Salgado

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 30, 2017	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations